

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 13, 2008

via U.S. mail and facsimile

Mr. Craig R. Jones
Vice President and Chief Financial Officer
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, CA 91411-2501

      RE: Electro Rent Corporation
            Form 10-K for the Fiscal Year Ended May 31, 2007
            Filed August 13, 2007
            File No. 000-09061

Dear Mr. Jones:

      We have completed our review of your filing and have no further comments at this time.

      If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, to Pamela Long, Assistant Director, at (202) 551-3765. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355 if you have questions regarding our review of the financial statements and related matters.

                Sincerely,

                Terence O'Brien
                Accounting Branch Chief